VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071

January 28, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:
City National Rochdale Fixed Income Opportunities Fund (the “Fixed Income Opportunities Fund”) series of City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-16093 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Derek Newman of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 14, 2014, regarding Post-Effective Amendment Number 68 to the Registrant’s Form N-1A registration statement under the Securities Act of 1933 (Amendment Number 69 under the Investment Company Act of 1940).  Responses to all of the comments are included below and as appropriate are reflected in Post-Effective Amendment Number 72 to the Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.  Capitalized terms used but not defined herein have the meanings assigned to them in the Prospectus and/or Statement of Additional Information, as applicable.

Prospectus

1.         Comment:  The “Fees and Expenses of the Fund” table for the City National Rochdale Dividend & Income Fund includes the following footnote:  “’Other Expenses’ have been restated to reflect the re-allocation of certain trust-level expenses pursuant to a new methodology effective with the Fund’s fiscal year beginning on October 1, 2013.”  In your response, please explain the new methodology.

Response:  Under the new methodology, expenses incurred for fund accounting and administration, insurance costs, audit fees, and trustee compensation (together, the “Expenses”) are allocated 50% pro rata based on the net asset value of each series of the Registrant (each a “Fund”) and 50% equally among all Funds.  Previously, Expenses were allocated among the Funds pro rata based on their net asset values.  City National Rochdale recommended the change in methodology in recognition that certain minimum costs should be borne by each Fund (e.g., there is a minimum cost to perform an audit regardless of the size of a Fund), after determining that the proposed expense allocation was widely used in the industry.  Based on the recommendation by City National Rochdale, the Board of Trustees of the Registrant approved the change.

2.        Comment:  Please confirm that all changes to the prospectus since the prior filing were marked.  If not, please provide the Commission staff with a version that shows all changes to the prospectus since the prior filing.

Response:  It appears that certain changes to the prospectus from the prior filing were inadvertently not marked.  We will provide to the Commission staff by email a version that shows all such changes to the prospectus.

3.         Comment:  The “Fees and Expenses of the Fund” table for the Fixed Income Opportunities Fund includes the following footnote: “’Acquired Fund Fees and Expenses’ include expenses borne by the Fund as the sole shareholder of the Subsidiary (as defined below).”  The expenses of the Subsidiary should not be included as Acquired Fund Fees and Expenses.  Rather, they should be included in the table in the same category as disclosed in the Fund’s financial statements, with appropriate explanatory footnotes to the prospectus fee table.  In addition, if City National Rochdale waives any fees with respect to the management of the Subsidiary, either at the Fund level or the Subsidiary level, please confirm that the presentation of fees and expenses in the table complies with Form N-1A requirements regarding the disclosure of fee waivers.

Response:  We have revised the “Fees and Expenses of the Fund” table to include expenses borne by the Fund as the sole shareholder of the Subsidiary in “Other Expenses” rather than “Acquired Fund Fees and Expenses,” and we have added an explanatory footnote.  The Registrant confirms that City National Rochdale does not waive any fees with respect to management of the Subsidiary at either the Fund level or the Subsidiary level.

4.         Comment:  The first paragraph under “Principal Investment Strategies” for the Fixed Income Opportunities Fund includes the following statement: “For purposes of determining an issuer’s location, the Fund generally looks to the issuer’s country of incorporation or the country where the issuer does a preponderance of its business.”  In your response explain why a different standard is used for determining an issuer’s location, as compared to the standard used with respect to the City National Rochdale Emerging Markets Fund.  If those Funds use the same standard, please conform the disclosure.

Response:  We have revised the disclosure in question as follows:  “The Fund’s foreign investments include investments in companies that are operating principally in emerging market or frontier market countries.  The Fund considers a company to be operating principally in an emerging market or frontier market if (i) the company is incorporated or has its principal business activities in an emerging market or frontier market country, respectively; or (ii) the company derives 50% or more of its revenues from, or has 50% or more of its assets in, an emerging market or frontier market country, respectively.” The standard used by the City National Rochdale Emerging Markets Fund also includes the following possible criteria: (a) the company’s securities are primarily listed on the trading market of an emerging market country; and (b) the security is included in the MSCI Emerging Markets Index.  However, the Registrant believes these criteria are relevant only to equity funds, and not to fixed income funds such as the Fixed Income Opportunities Fund, and therefore did not include them in the standard articulated with respect to the Fixed Income Opportunities Fund.

5.         Comment:  In the “Principal Risks of Investing in the Fund” section for the Fixed Income Opportunities Fund, please enhance the disclosure regarding life insurance policy risk to disclose 1) the heirs of an insured may challenge the life insurance settlement, 2) the underwriter’s estimate of the insured’s life expectancy may be incorrect, and 3) there may be a mismatch of cash flows (e.g., the Subsidiary may not take in enough new investment and death benefits paid on maturing life settlements to cover premium payments on existing life settlements).

Response:We have revised the disclosure as requested.

6.         Comment:  In the “Principal Risks of Investing in the Fund” section for the Fixed Income Opportunities Fund, the disclosure regarding tax risk includes the following statement: “While the Fund believes that income from the Subsidiary will be qualifying income for purposes of the Fund’s RIC status, the Fund has not received a private letter ruling from the Internal Revenue Service (the ‘IRS’) confirming that such income would be qualifying income.”  Please explain in your response the basis for determining that income from the Subsidiary is qualifying income.  For example, indicate whether the Fund has received an opinion of counsel with respect to this matter.  If it has, please disclose this in the prospectus.

Response:  The Fund is in the process of obtaining an opinion of counsel, based on representations from the Fund and the Subsidiary, that actual distributions made to the Fund by the Subsidiary will, more likely than not, be treated as qualifying income.  We have revised the disclosure as requested.

7.         Comment:  The “Principal Investment Strategies” section for the City National Rochdale Emerging Markets Fund includes disclosure regarding the Mauritius Subsidiary.  Please confirm in your response that the operations of the Mauritius Subsidiary will comply with the undertakings contained in the SEC staff’s relevant no-action letters.

Response: We note that the following undertakings were included in the Registrant’s post-effective amendment filing with respect to the Fund filed with the Commission on February 20, 2013, and will be included in the Amendment:

1.       Rochdale Emerging Markets (Mauritius) (the “Subsidiary”) undertakes that the assets of the Subsidiary will be maintained at all times in accordance with the requirements of Section 17(f) of the Investment Company Act of 1940, as amended (the “1940” Act”), and the rules thereunder.

2.       The Subsidiary undertakes that it will maintain duplicate copies of its books and records at an office located within the United States, and the Securities & Exchange Commission (the “SEC”) and its staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder.

3.       The Subsidiary undertakes that it will designate an agent in the United States for service of process in any suit, action or proceeding before the SEC or any appropriate court.

4.       The Subsidiary undertakes that it will consent to the jurisdiction of the United States courts and the SEC over it.

In addition, in a letter filed with the Commission on February 19, 2013, to respond to staff comments on the Registrant’s post-effective amendment filing with respect to the Fund filed with the Commission on November 21, 2012, the Registrant confirmed that:

(i)    the Subsidiary’s investment advisory agreement will comply with Section 15 of the 1940 Act;

(ii)   the Subsidiary’s financials will be consolidated with the Fund’s financials;

(iii)  the Subsidiary will be managed in accordance with the Fund’s investment policies established pursuant to Section 8 of 1940 Act;

(iv)  the Subsidiary will comply with Section 18 of the 1940 Act with respect to its capital structure and leverage;

(v)   the Subsidiary will comply with the 1940 Act requirements with respect to pricing and valuation;

(vi)  the Subsidiary has the same 80% policy as the Fund; and

(vii) the Subsidiary’s expenses are reflected in the Fund’s fee table.

We also note that the Board of Directors of the Subsidiary signed the post-effective amendment filing filed with the Commission on February 20, 2013, and has signed the Amendment.

8.         Comment:  In the “Principal Risks of the Funds” sub-section of the “More About the Funds’ Risks” section, in the disclosure regarding liquidity risk, include a specific reference to life insurance policies.

Response: We have revised the disclosure as requested.

9.         Comment:  In the “Principal Risks of the Funds” sub-section of the “More About the Funds’ Risks” section, in the disclosure regarding life insurance policy risk, disclose that a Policy may be subject to contest by an insured’s heirs.

Response:  We have revised the disclosure as requested.

10.       Comment:  In the “Principal Risks of the Funds” sub-section of the “More About the Funds’ Risks” section, please include “Wholly-Owned Subsidiary Risk” as a separate risk.

Response:  We have supplemented the disclosure as requested.

11.       Comment:  In the “Investment Manager” sub-section of the “Management of the Funds” section, please specify that City National Rochdale also acts as investment adviser to the Subsidiaries.  In addition, the investment advisory agreements between City National Rochdale and the Subsidiaries should be filed as exhibits to the Amendment.

Response: We have revised the disclosure and filed the agreements as requested.

12.       Comment:  In your response, please explain whether the Board, as part of the 15(c) review process, also reviews and considers the services provided by City National Rochdale to the Subsidiaries under their respective advisory agreements with City National Rochdale.

Response:  The Registrant’s Board of Trustees approved the investment advisory agreements between the Subsidiary and City National Rochdale and between the Mauritius Subsidiary and Rochdale Investment Management, LLC (which reorganized into City National Rochdale effective September 10, 2013) at in-person meetings on August 29, 2013, and February 21, 2013, respectively.  The Board of Trustees will, as part of its review process pursuant to Section 15(c) under the 1940 Act, review and consider the services provided by City National Rochdale to each of the Subsidiary and the Mauritius Subsidiary when it considers renewal of their respective advisory agreements.

13.       Comment:  In the “Calculation of NAV” sub-section of the “How to Buy, Sell and Exchange Shares” section, please enhance the disclosure by:

1) disclosing how Policies may be valued, including whether the Board has developed methodologies and what general inputs associated with such valuations are used.

2) disclosing how the Fixed Income Opportunities Fund values non-exchange traded fixed income instruments. For example, disclose whether these securities are valued on the basis of quotes obtained from broker-dealers or pricing services where such prices obtained from independent pricing services may use information provided by market makers or estimates of yield data relating to investments or securities with similar characteristics.  In addition, disclose how the Fund values short-term instruments having a maturity of 60 days or less.

3)  disclosing how the Funds value investments in other funds.

Response:  We have revised the disclosure as requested.

14.       Comment:  In the “How to Buy, Sell and Exchange Shares” section, the “Calculation of NAV” sub-section refers to the Fair Value Committee.  In your response, describe the composition of the Committee, including the role that investment personnel play as members of the Committee, as applicable.

Response:  Currently the Committee is comprised of the following members:

•	City National Rochdale’s Chief Investment Officer
•	City National Rochdale’s Chief Executive Officer (and President and Chief Executive Officer of the Registrant)

•	City National Rochdale’s Chief Operating Officer (and Vice President of the Registrant)
•	City National Rochdale’s Director, Investment Management Finance (and Vice President and Assistant Treasurer of the Registrant)
•	Two City National Rochdale Senior Portfolio Managers
•	Chief Compliance Officer of the Registrant and of City National Rochdale (non-voting)
•	City National Rochdale’s Assistant Vice President of Registered Fund Operations (and Vice President of the Registrant) (non-voting)
•	City National Rochdale’s Compliance Officer (non-voting)
•	the Registrant’s Vice President and Secretary (non-voting)
•	the Registrant’s Controller and Chief Operating Officer (non-voting).

Absent extraordinary circumstances, the Fair Value Committee consults with at least one portfolio manager or research analyst of City National Rochdale or as applicable, the sub-adviser to the Fund (or the portion of the Fund) which holds the security in question, and City National Rochdale or the sub-adviser must provide the Committee with a valuation recommendation specifying the information supporting the recommendation.  All determinations of value made by the Committee, including the factors considered and the valuation methodology employed, must be fully documented and retained as part of the Registrant’s records.  For securities valued using the Registrant’s fair value procedures, the administrator provides the Board of Trustees a quarterly report comparing prices determined using these procedures with, as applicable and available, (i) subsequent actual sales prices for such securities, or (ii) the next readily-available market quotation for such security.

Statement of Additional Information

15.       Comment:  In the section titled “The Funds” add a statement to the second paragraph stating that City National Rochdale also serves as investment adviser to the Subsidiaries.

Response:  We have revised the disclosure as requested.

16.       Comment:  In the “Permitted Investments” subsection of the “Investment Techniques and Risk Considerations” section, the disclosure regarding pay-in-kind bonds indicates that such investments are a principal investment strategy of the Fixed Income Opportunities Fund.  If that is the case, please include prospectus disclosure describing these investments and the risks associated with securities with pay-in-kind bond features.

Response:  The Registrant confirms that investing in pay-in-kind bonds is not a principal investment strategy of the Fixed Income Opportunities Fund.  We have revised the disclosure accordingly.

17.       Comment:  In the “Permitted Investments” subsection of the “Investment Techniques and Risk Considerations” section, consider revising the second paragraph in the “Derivatives” disclosure to reflect the Commodity Futures Trading Commission’s recent guidance and rules.

Response: We have deleted the paragraph in question except for the following statement: “The use of Financial Instruments may be limited by applicable law and any applicable regulations of the SEC, the Commodity Futures Trading Commission (“CFTC”), or the exchanges on which some Financial Instruments may be traded.”

In addition, we note that the “Futures and Options on Futures” disclosure includes the paragraph set forth below.

“Futures and options on futures are regulated by the CFTC.  The Investment Manager and relevant Sub-Adviser have claimed exclusion from the definition of “commodity pool operator” under the Commodity Exchange Act, and therefore are not subject to registration or regulation as a pool operator under that Act. Under amendments to the exemption provided under CFTC Regulation 4.5, if a Fund uses futures, options on futures, or swaps other than for bona fide hedging purposes (as defined by the CFTC), the aggregate initial margin and premiums on these positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options that are “in-the-money” at the time of purchase are “in-the-money”) may not exceed 5% of the Fund’s net asset value, or alternatively, the aggregate net notional value of those positions may not exceed 100% of the Fund’s net asset value (after taking into account unrealized profits and unrealized losses on any such positions). In the future, if a Fund’s use of futures, options as futures, or swaps requires the Investment Manager to register as a commodity pool operator with the CFTC, the Investment Manager will do so at that time.”

18.       Comment:  In the “Permitted Investments” subsection of the “Investment Techniques and Risk Considerations” section, enhance the disclosure regarding lending of portfolio securities to discuss risks related to the reinvestment of cash collateral.

Response:  We have revised the disclosure as requested.

19.       Comment:  In the “Permitted Investments” subsection of the “Investment Techniques and Risk Considerations” section, the disclosure regarding investments in the Irish subsidiary of the Fixed Income Opportunities Fund refers to the private letter rulings discussed in Comment 6 above.  Enhance this disclosure to state whether the Fund has obtained an opinion of counsel with respect to this matter.

Response:  As indicated in the response to Comment 6, the Fund is in the process of obtaining an opinion of counsel with respect to this matter.  We have revised the disclosure as requested.

20.       Comment:  With respect to the Irish subsidiary of the Fixed Income Opportunities Fund, in your response please confirm the following: 1) the Subsidiary and its board will agree to designate an agent for service of process in the United States; 2) the Subsidiary and its board will agree to inspections of the Subsidiary’s books and records by the SEC staff; and 3) the Subsidiary’s board will sign the Trust’s registration statement.

Response:  The Registrant confirms 1) the Subsidiary and its board will agree to designate an agent for service of process in the United States; 2) the Subsidiary and its board will agree to inspections of the Subsidiary’s books and records by the SEC staff; and 3) the Subsidiary’s board will sign the Registrant’s registration statement.

21.       Comment:  In the “Permitted Investments” subsection of the “Investment Techniques and Risk Considerations” section, the disclosure regarding investments in the Irish subsidiary of the Fixed Income Opportunities Fund includes the following statements:  “The Subsidiary (unlike the Fixed Income Opportunities Fund) may invest an unlimited portion of its net assets in life insurance policies.  However, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary otherwise is subject to the Fixed Income Opportunities Fund’s investment restrictions and other policies. (emphasis added)” In your response, please explain the basis for this disclosure.  For example, aside from the investment policies as discussed in the first sentence, please describe what investment restrictions and policies of the Fund would not be applicable to the investment activities of the Subsidiary.

Response:  We have deleted the language in question, and note that the current disclosure makes clear that the Fund and the Subsidiary test for compliance with the Fund's investment restrictions on a consolidated basis.

22.       Comment:  In the “Permitted Investments” subsection of the “Investment Techniques and Risk Considerations” section, the disclosure regarding investments in the Irish subsidiary of the Fixed Income Opportunities Fund includes the following statement:  “The Fixed Income Opportunities Fund and the Subsidiary test for compliance with the Fund’s investment restrictions on a consolidated basis.” Please consider adding the following disclosure after “investment restrictions” in that sentence: “including without limitation restrictions on illiquid investments and the use of leverage.”

Response:  We have made the requested revision.

23.       Comment:  In your response please confirm that the financial statements of the Subsidiary will be consolidated with those of the Fixed Income Opportunities Fund.

Response:  The Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fixed Income Opportunities Fund.

24.       Comment:  In the “Permitted Investments” subsection of the “Investment Techniques and Risk Considerations” section, the disclosure regarding investments in the Irish subsidiary of the Fixed Income Opportunities Fund includes the following statement:  “The Subsidiary is not an investment company registered under the 1940 Act and, unless otherwise noted in the Prospectus and this SAI, is not subject to all of the investor protections of the 1940 Act and other U.S. regulations.” Please disclose that nevertheless, the Subsidiary will comply with the 1940 Act restrictions with respect to affiliated transactions and with respect to custody.  In addition, please disclose the custodian of the Subsidiary’s assets.

Response:  We have made the requested revisions.

25.       Comment:  The non-fundamental policies of the Fixed Income Opportunities Fund include a policy that the Fund may not invest, in the aggregate, more than 15% of its net assets in securities with legal or contractual restrictions on resale, securities which are not readily marketable, and repurchase agreements with more than seven days to maturity.  Please confirm in your response that the term “in the aggregate” is meant to refer to the consolidated assets of the Subsidiary and the Fund.

Response:The Registrant confirms that the term “in the aggregate” in this disclosure is meant to refer to the consolidated assets of the Subsidiary and the Fund.

26.       Comment:  In your response please confirm whether the Board’s Audit Committee or another Board committee performs a valuation oversight function.  If so, please consider disclosing this.

Response:  The Board of Trustees, rather than a Board committee, performs the valuation oversight function with respect to the Funds.  We have supplemented the disclosure to to note this.

27.       Comment:  In your response please confirm that the Fixed Income Opportunities Fund, and not the Subsidiary, has retained Financial Life Services, LLC.  In addition, confirm that the annual servicing fee is included in the prospectus Fees and Expenses of the Fund table and consider whether these expenses should be included as a line item under “Other Expenses” with an explanatory footnote.

Response:  The Registrant notes that both the Fixed Income Opportunities Fund and the Subsidiary have retained Financial Life Services, LLC.  However, City National Rochdale pays the annual servicing fee, and therefore the fee is not reflected in the “Fees and Expenses of the Fund” table.

28.       Comment:  In the “Share Price Calculation” section, please discuss the valuation of Policies.

Response:  We have supplemented the disclosure as requested.

Part C

29.       Comment:  In addition to filing the investment management agreements for the Subsidiaries, please file as an exhibit the servicing agreement with Financial Life Services, LLC.

Response:  We have filed the servicing agreement with Financial Life Services, LLC as an exhibit to the Amendment.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP